Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of Airbnb, Inc. of our report dated March 3, 2020, except for the effects of disclosing net loss per share information discussed in Notes 2 and 15 to the consolidated financial statements, the segment information discussed in Notes 2 and 18, and the financial statement schedule, as to which the date is August 19, 2020, and except for the effects of the stock split discussed in Note 2 to the consolidated financial statements, as to which the date is October 26, 2020, relating to the financial statements and financial statement schedule of Airbnb, Inc., which appears in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

November 16, 2020